Exhibit 99.1

Media Release

May 7, 2020

TELUS announces election of directors

All resolutions at annual meeting approved by large majority

Vancouver, B.C. — TELUS Corporation (TELUS) (TSX: T, NYSE: TU) announced today that the nominees listed in the Company’s 2020 information circular were elected as directors of TELUS. The detailed results of the vote for the election of directors held at TELUS’ annual meeting on May 7, 2020 (the Meeting) are set out below.

Each of the following 13 nominees proposed by management was elected as a director of TELUS:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
R.H. (Dick) Auchinleck	322,711,777	98.28%	5,639,331	1.72%
Raymond T. Chan	327,825,270	99.84%	528,328	0.16%
Stockwell Day	327,312,623	99.68%	1,041,870	0.32%
Lisa De Wilde	327,772,435	99.82%	557,979	0.18%
Darren Entwistle	327,848,061	99.84%	513,186	0.16%
Thomas Flynn	321,336,791	97.86%	7,013,278	2.14%
Mary Jo Haddad	327,577,969	99.76%	772,346	0.24%
Kathy Kinloch	327,591,507	99.77%	758,808	0.23%
Christine Magee	327,602,058	99.77%	751,131	0.23%
John Manley	324,483,225	98.82%	3,868,034	1.18%
David Mowat	327,817,984	99.84%	532,239	0.16%
Marc Parent	326,392,310	99.40%	1,954,647	0.60%
Denise Pickett	327,750,965	99.82%	595,992	0.18%

All matters voted on at the Meeting were approved as follows:

Matter	Votes For	% Votes For	Votes Withheld / Against	% Votes Withheld / Against
Appointment of auditors	329,718,507	99.29%	2,363,280	0.71%
Advisory vote to accept TELUS’ approach to executive compensation	307,871,502	94.55%	17,759,745	5.45%

Final voting results on all matters voted on at the Meeting will be published shortly on www.telus.com/agm2020, and filed with the Canadian and U.S. securities regulators.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications and information technology company with $14.8 billion in annual revenue and 15.3 million customer connections spanning wireless, data, IP, voice, television, entertainment, video and security. We leverage our global-leading technology to enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. TELUS Health is Canada’s largest healthcare IT provider, and TELUS International delivers the most innovative business process solutions to some of the world’s most established brands.

Driven by our passionate social purpose to connect all Canadians for good, our deeply meaningful and enduring philosophy to give where we live has inspired our team members and retirees to contribute more than $700 million and 1.3 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world.

For more information about TELUS, please visit telus.com, follow us @TELUSNews on Twitter and @Darren_Entwistle on Instagram.

Media relations

Francois Gaboury

(438) 862-5136

Francois.Gaboury@telus.com